Exhibit 99.1

Review Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Dr. Reddy’s Laboratories Limited

We have reviewed the condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (the Company) as of June 30, 2018, and the related condensed consolidated interim income statement, and the statements of comprehensive income, changes in equity and cash flows for the three-month period ended June 30, 2018. These condensed consolidated interim financial statements are the responsibility of the Company's management. The condensed consolidated interim financial statements of the Company as of June 30, 2017, and for the three-month period then ended, were reviewed by other auditors whose report dated August 8, 2017 stated that based on their review they were not aware of any material modifications that should be made to those statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated statement of financial position of the Company as of March 31, 2018, the related consolidated income statement, and the statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) were audited by other auditors whose report dated June 15, 2018 expressed an unqualified opinion on those statements.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young Associates LLP

Hyderabad, India

August 6, 2018